SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Garnero Group Acquisition Company
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G5866L108
(CUSIP Number)

Mario Garnero 2ET N.10 L’estoril Bloc D 31 Avenue Princess Grace 98000 Montecarlo, Monaco
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5866L108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mario Garnero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil/Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,522,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,522,328
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,522,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G5866L108	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 1 amends the Schedule 13D (“Schedule 13D”), filed by Mario Garnero with respect to ownership of ordinary shares, par value $0.0001 (the “Ordinary Shares”) of Garnero Group Acquisition Company, a Cayman Islands exempted company (the “Issuer”) (as previously filed, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 18,602,813 Ordinary Shares outstanding as of November 20, 2014.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby supplemented as follows:

On November 18, 2014, Mr. Garnero transferred by gift 409,000 Ordinary Shares.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

The acquisitions reported on in this Schedule 13D were made for investment purposes. Mr. Garnero, directly or through Garnero Holding, may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. As described in the Existing Schedule 13D, Garnero Holding holds 562,188 Warrants which will entitle it to purchase an aggregate of 281,094 Ordinary Shares of the Issuer once such Warrants become exercisable. Additionally, Garnero Holding holds 562,188 Rights which will entitle it to receive 56,218 Ordinary Shares upon the Issuer’s consummation of a Business Combination. Except as described in this Schedule 13D, Mr. Garnero does not have any other agreements to acquire or dispose of additional Ordinary Shares at this time.

On October 30, 2014, the Issuer entered into a Share Purchase Agreement (the “SPA”) by and among the Issuer, WISeKey SA (the “Company” or “WISeKey”), WISeTrust SA (“WISeTrust”), the shareholders listed on the signature page thereto (the “Shareholders”), and the optionholders listed on the signature page thereto (the “Optionholders” and together with WISeTrust and the Shareholders, collectively, the “Sellers”). Simultaneously with the execution of the SPA, the Issuer entered into an Asset Purchase Agreement (the “APA”) by and among GGAC, WISeKey and WISeTrust. Pursuant to the SPA, GGAC will acquire from the Sellers approximately 70% of the common shares of WISeKey for an aggregate of 10,035,970 Ordinary Shares, subject to adjustment upon certain events. Additionally, pursuant to the SPA, the Issuer caused to be submitted to the holders of the remaining WISeKey common shares an irrevocable and binding offer to purchase such shares from them upon the consummation of the transactions contemplated by the SPA. Holders of approximately an additional 23% of the WISeKey common shares accepted such offer. Accordingly, the Issuer will be acquiring approximately 93% of WISeKey’s common shares after the transactions in exchange for an aggregate of 13,436,055 Ordinary Shares. Pursuant to the APA, the Issuer will acquire from WISeKey and WISeTrust all of the equity interests in WISeKey USA Inc. and certain rights and assets owned by WISeTrust related to the operations of WISeKey USA in exchange for an aggregate of $15,000,000 in cash and an aggregate of 1,026,323 Ordinary Shares.

CUSIP No. G5866L108	SCHEDULE 13D	Page 4 of 6 Pages

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Garnero will be involved in the consummation of the transactions contemplated by the SPA and the APA, which will result in the issuance of additional Ordinary Shares, a change in the Issuer’s board of directors, a change in the Issuer’s capitalization and corporate structure and amendments to the Issuer’s charter. If the transactions described above are not consummated, Mr. Garnero will be involved in the consideration of other proposals by the Issuer’s Board of Directors. As the Issuer’s business plan is to enter into a Business Combination, if the transactions contemplated by the SPA and the APA are not consummated, Mr. Garnero, as Chief Executive Officer and Chairman, will be actively involved in pursuing another suitable target for the Issuer’s Business Combination and in effecting any such Business Combination, which also may result in a change in the Issuer’s board of directors, corporate structure, charter or bylaws.

Except as discussed above, Mr. Garnero does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No. G5866L108	SCHEDULE 13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended in its entirety as follows:

As of the date of this Schedule 13D, Mr. Garnero is the beneficial owner of 3,522,328 Ordinary Shares of the Issuer. This includes 562,188 Ordinary Shares held by Garnero Group Holding Company, but does not include (a) 56,218 Ordinary Shares issuable upon conversion of the 562,188 Rights of the Issuer held by Garnero Holding, which Rights are not convertible within 60 days, or (b) 281,094 Ordinary Shares issuable upon the exercise of 562,188 Warrants of the Issuer held by Garnero Holding, which Warrants are not exercisable within 60 days. Mr. Garnero beneficially owns 18.9% of the Issuer’s Ordinary Shares.

In the last 60 days, Mr. Garnero has not effected any transactions of the Issuer’s Ordinary Shares, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

CUSIP No. G5866L108	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2014

/s/ Mario Garnero
Mario Garnero